Filed pursuant to Rule 424(b)(5)
Registration Statement Number 333-205431

SUBJECT TO COMPLETION, DATED AUGUST 3, 2015

The information in this preliminary prospectus supplement relates to an effective registration statement, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell securities and are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus Supplement

To the Prospectus Dated July 1, 2015

$100,000,000 Common Stock

First Foundation Inc.

We are offering              shares of our common stock at the public offering price of $         per share. Our common stock is traded on the NASDAQ Global Market under the symbol “FFWM.” On July 31, 2015, the last reported sale price of our common stock on the NASDAQ Global Market was $21.58 per share.

We are an “emerging growth company” as defined under the federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our common stock involves risks. Please carefully read the “Risk Factors” beginning on page S-16 of this prospectus supplement and appearing in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated herein by reference, for a discussion of certain factors that you should consider before making your investment decision.

	Per share	Total
Public offering price
Underwriting discount(1)
Proceeds to us, before expenses

(1) At our request, the underwriters have reserved a number of shares having a public offering price equal to an aggregate of $10,000,000 (        shares) for sale in a directed share program at the public offering price of per share set forth in the table above. We will pay reduced underwriting discounts and commissions in connection with shares sold in the directed share program. See “Underwriting” beginning on page S-32 for disclosure regarding the underwriting discounts, expenses payable to the underwriters and proceeds to us, before expenses.

The shares of common stock are being offered through the underwriters on a firm commitment basis. We have granted the underwriters a 30-day option to purchase up to              additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits, savings accounts, or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of our common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about August    , 2015, subject to customary closing conditions.

The date of this prospectus supplement is August     , 2015

Corporate Organization Chart

Asset Management Equities, Fixed Income, Hedge Funds, Private Equities, Real Estate	Banking Personal and Business Loans, Residential and Commercial Real Estate Loans, Deposit Accounts, Cash Management Services

Wealth Planning Lifestyle/Retirement, Estate and Gift Planning, Philanthropic Giving, Generational Wealth Transfer, Tax Planning, Risk Management	Trust Trustee Services, Estate Settlement Services, Guardianship Services, Family Business Services, Nevada Trust Powers

Family and Philanthropic Consulting Consulting Services, Financial Competency Education, Life Skills Training, Foundation Services, Business Succession

Life Insurance Broker Services

Property & Casualty Broker Services

Location of Wealth Management Offices

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus we authorized to be delivered to you. We and the underwriters have not authorized any other person to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this prospectus supplement, the accompanying prospectus and any free writing prospectus is inconsistent with any of the documents incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus, you should rely on this prospectus supplement, the accompanying prospectus and any free writing prospectus. We and the underwriters are not making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, or any documents incorporated by reference herein or therein, is accurate as of any date other than their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from or in addition to the information in that prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering, and updates and adds to the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information about us and the common stock. You should read this prospectus supplement, the accompanying prospectus and any free writing prospectus, together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” Generally, when we refer to this “prospectus” we mean this prospectus supplement together with the accompanying prospectus.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that (i) the underwriters will not exercise their option to purchase additional shares of our common stock to cover over-allotments, if any, and (ii) no options, warrants, stock rights or shares of common stock were issued after July 31, 2015.

This prospectus supplement includes market size, market share and industry data that we have obtained from internal company surveys, market research, publicly available information and various industry publications. The third-party sources from which we have obtained information generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. We have not independently verified any of the data from third-party sources nor have we verified the underlying economic assumptions relied upon by those third parties. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. Our internal company surveys are based on data we have collected over the past several years, which we believe to be reliable.

In this prospectus supplement, unless otherwise expressly stated or the context otherwise requires, the terms “we,” “us,” “our” and the “Company” refer to First Foundation Inc. and our subsidiaries on a combined basis, except that in the description of the securities offered, these terms refer solely to First Foundation Inc. and not to any of our subsidiaries. References in this prospectus supplement to “FFB” refer to First Foundation Bank and references to “FFA” refer to First Foundation Advisors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, and the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this prospectus supplement, the accompanying prospectus, or the documents incorporated by reference herein or therein, are forward looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar words are intended to identify estimates and forward-looking statements.

Our forward-looking statements are based on our current assumptions and expectations about future events and trends, which affect or may affect our business, strategy, operations or financial performance.

Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties and are made in light of information currently available to us. Many important factors may materially and adversely affect the results of our operations that are described in the forward-looking statements. You should read this prospectus supplement and the accompanying prospectus, and the documents we incorporate by reference herein and therein, completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:

•	business and economic conditions generally, and in the financial services industry, both nationally and within our local market area, principally Southern California, Las Vegas, Nevada, and Hawaii;

•	liquidity, credit and interest rate risks associated with our business;

•	geographic concentration of our business operations and clients;

•	changes in real estate values;

•	our ability to execute our strategy;

•	our ability to identify potential acquisition candidates and consummate acquisitions of other financial institutions or financial service businesses;

•	our ability to cross-sell our services between our banking business and our investment advisory, wealth management, and insurance businesses;

•	increased competition in the financial services industry, nationally or locally;

•	changes in the regulatory environment, including changes in existing banking laws or regulations, accounting regulations or standards, and federal tax law or policy;

•	additional, or changes in, government intervention in the U.S. financial system;

•	changes in the scope and cost of Federal Deposit Insurance Corporation, or FDIC, insurance and other coverage;

•	unexpected loss of key management personnel, relationship managers or bankers;

•	natural and man-made disasters, acts of terrorism, an outbreak of hostilities, and other matters beyond our control;

•	cyber-crime and theft of our clients’ personal and financial data;

•	data processing system failures and errors;

•	various risks related to this offering and an investment in our common stock described below; and

•	other risk factors included under the heading “Risk Factors” beginning on page S-16 and appearing in our Annual Report on Form 10-K for the year ended December 31, 2014.

Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the results and outcomes set forth in the forward-looking statements discussed in this prospectus supplement and the accompanying prospectus, and the documents incorporated by reference herein and therein, might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and may not contain all the information that you need to consider in making your investment decision. To understand this offering fully, you should read this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein carefully. You should carefully read the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the documents identified in the section “Incorporation of Certain Information by Reference.”

Overview

We are a California based financial services company that provides a comprehensive platform of personalized financial services to high net-worth individuals and their families, family businesses and other affiliated organizations. We consider high net-worth individuals to be individuals with net worth, excluding their primary residence, of over $1.0 million. Our integrated platform provides investment management, wealth planning, consulting, insurance, trust and banking services to effectively and efficiently meet the financial needs of our clients. We have also established a lending platform that offers loans to individuals and entities that own and operate multifamily residential and commercial real estate properties. In addition, we provide business banking products and services to small to moderate-sized businesses and professional firms, and consumer banking products and services to individuals and families who would not be considered high net-worth. As of June 30, 2015, we had $3.38 billion of assets under management (or AUM), $1.87 billion of total assets, $1.52 billion of loans and $1.27 billion of deposits. Our investment management, wealth planning, consulting, and trust services provide us with substantial, fee-based, recurring revenues, such that our noninterest income was 37% of our total revenues in 2014 and 33% of our total revenues for the six months ended June 30, 2015.

Our strategy is focused on expanding our strong and stable client relationships by delivering high quality, coordinated investment management, wealth planning, consulting, trust and banking products and services. We are able to maintain a client-focused approach by recruiting and retaining experienced and qualified staff, including highly qualified relationship managers, bankers and financial planners.

We intend to continue to grow our business by (i) cross-selling our services among our wealth management and banking clients; (ii) obtaining new client referrals from existing clients, attorney and accountant referral sources and through referral agreements with asset custodial firms; (iii) marketing our services directly to prospective new clients; (iv) adding experienced relationship managers and bankers who may have established client relationships that we can serve; (v) establishing de novo wealth management offices in select markets, both within and outside our existing market areas; and (vi) making opportunistic acquisitions of complementary businesses.

Our History and Growth

We commenced our operations in 1990 as a fee-based investment advisory company, with the philosophy of providing personalized investment advisory services primarily to high net-worth individuals and their families to assist them in meeting their financial goals. From 1990 to 2007, we grew our client base and added relationship managers and supporting staff. We also entered into referral agreements with asset custodial firms from which we derived a significant portion of our new clients. As a result of this growth, our assets under management exceeded $1.2 billion and we had total staff of 23 as of June 30, 2007.

In 2005 and 2006, we experienced increased competition from other companies offering a more comprehensive platform of services to their clients, including banking, investment advisory and wealth planning services. In response to this competition, we considered various strategic options, including selling our business to a larger financial institution, expanding our services or continuing on as an independent company with our then-current limited offerings. In late 2006, we decided to establish a federally insured bank to expand the financial services we could provide to our clients to include trust and banking services, and to attract banking clients to whom we could cross-sell our investment advisory and wealth planning services. As a result, we retained experienced banking executives to prepare and file an application to open a bank, and in September 2007, FFB was granted an insured federal savings bank charter and commenced its banking operations in the subsequent month. During the fourth quarter of 2007, we moved our corporate operations to our existing location and opened our first wealth management office in Irvine, California. We refer to each of our offices as a wealth management office since we offer a full suite of financial and investment advisory services at all locations.

In early 2008, we expanded our wealth planning and consulting offerings to include foundation administration and consulting services and family consulting services. While the trust and banking operations began to grow in 2008 and 2009, all of our operations were negatively impacted by the economic recession which began in 2008. As a result of the recession, FFB focused its lending efforts on lower risk and lower yielding products, such as multifamily lending. Our AUM at FFA decreased by over 20% between September 2007 and March 2009, resulting in decreased revenues. However, we believe that because of our strong capital position and our conservative approach to underwriting our loans, FFB did not experience the significant difficulties that most other banks faced, and we were allowed to continue to grow our business in line with our business plan. During this time, we took advantage of the opportunities to hire highly qualified relationship managers, bankers and investment professionals that existed as a result of the turmoil being experienced by many of our competitors. As of December 31, 2009, we had $1.29 billion of AUM, $201 million of loans, $182 million of deposits, $239 million of total assets and our staff totaled 66.

From 2010 through 2013, we continued to focus on expanding our client base. Over this period, we opened new wealth management offices in Pasadena and San Diego and a small branch office in La Quinta, California. Effective June 28, 2012, we converted FFB from a federal savings bank to a California state chartered bank. On August 15, 2012 we acquired Desert Commercial Bank (or DCB), a California state chartered commercial bank, based in Palm Desert, California, and merged DCB into FFB. As a result of that acquisition, we increased our total assets by $140 million, our loans by $90 million, and our deposits by $127 million, and we acquired our two wealth management offices in Palm Desert, California and in El Centro, California. Our small branch office in La Quinta was merged into the Palm Desert office. Subsequent to the acquisition of DCB in 2012, and during 2013, we opened new wealth management offices in West Los Angeles and in Las Vegas, Nevada, and completed the integration of DCB into our operations.

On November 3, 2014, our common stock was listed and commenced trading on the NASDAQ Global Market, under the ticker symbol “FFWM”.

Since 2014, we have continued to focus our efforts on expanding our client base, diversifying our product offerings and creating efficiencies in our operations. During 2014, as a result of its continued growth and leverage, our wealth management operations contributed $1.4 million of pretax earnings. During the second quarter of 2015, we hired David DePillo as the President of the Bank and we launched new business groups to broaden the service to existing and new customers. In May 2015, we created a property and casualty insurance brokerage business and in July 2015 we announced the formation of a specialty deposits solution. In addition, we have expanded our construction lending program.

On June 16, 2015, we acquired Pacific Rim Bank (or PRB), a Hawaii state chartered bank, based in Honolulu, Hawaii, and merged PRB into FFB. As a result of that acquisition, we increased our deposits by $119 million and our loans by $80 million.

Currently, we conduct our business from our corporate offices located in Irvine, California, and from eight wealth management offices, six of which are located in Southern California, one of which is located in Las Vegas, Nevada, and one of which is located in Honolulu, Hawaii. As part of the launching of new business groups, we intend to open a new wealth management office in northern California during the first quarter of 2016.

We believe that as a result of our client-focused approach, and our ability to offer a comprehensive platform of personalized financial services to our clients, we have been able to retain existing clients and attract new clients. This has resulted in significant growth during the five year period that ended December 31, 2014, which is demonstrated by the following financial metrics:

•	AUM increased at a compound annual growth rate of 20%;

•	Loans increased at a compound annual growth rate of 42%;

•	Deposits increased at a compound annual growth rate of 40%;

•	Total assets increased at a compound annual growth rate of 42%;

•	Trust AUM increased at a compound annual growth rate of 38%; and

•	Total revenues increased at a compound annual growth rate of 35%.

To achieve this growth, we have raised additional capital to support the growth of FFB and made significant investments in our staff. The number of relationship managers and bankers has increased from 18 at December 31, 2009 to 54 at June 30, 2015. As it typically takes two to three years to break even on the investment in a relationship manager or banker, we are in a position to benefit from these investments in the coming years as the revenues generated from these relationship managers and bankers begins to exceed the related costs. However, these investments in relationship managers and bankers have, and over the next few years, will continue to result in higher costs in relation to our revenues.

Our Competitive Strengths

We believe that we are well-positioned to create additional value for our shareholders, particularly as a result of our competitive strengths, which include:

Breadth of our Services. As a result of our ability to provide investment management, wealth planning, and consulting services, in addition to traditional banking services, we believe that we offer a more comprehensive range of financial services than do most banks of comparable size in our market areas. Additionally, we believe that few banks of comparable size in our market currently provide trust services, which can provide us with a competitive advantage over those banks, as well as a source of additional fee income.

Executive Management Team with Demonstrated Ability to Grow. Our executive management team, the majority of which has been together since 2007, has proven its ability to effectively lead us and has demonstrated an ability to grow our operations, as evidenced by the 40% and over compound annual growth rate in loans, deposits and total assets from December 31, 2009 to December 31, 2014, and the 20% compound annual growth rate in AUM from December 31, 2009 to December 31, 2014.

Experienced and Collaborative Wealth Management and Banking Professionals. We believe we have built a strong team of relationship managers and bankers. Moreover, our relationship managers and bankers work collaboratively to coordinate the investment management, wealth planning, consulting, trust and banking services that we provide to our clients and have developed considerable experience in cross-selling our services.

Commitment to High Quality and Personalized Services. We believe that our growth is largely attributable to our commitment and success in providing high quality, coordinated and personalized financial services to our clients. Our client-focused culture has resulted in the majority of our new clients coming to us from referrals from existing clients, centers of influence, including attorneys and accountants, and from unaffiliated asset custodial firms with which we have entered into non-exclusive referral arrangements. Our team oriented approach provides our clients with multiple points of contact and resources to address their various financial needs.

Stable and Scalable Platform. We have built a scalable corporate and administrative infrastructure, and have made significant investments in technology for our banking and investment management processes. In addition to our relationship managers and bankers, we have in place highly qualified executives, senior managers, and investment professionals who we believe are capable of supporting our continued growth. The nature of our business requires significant investments in operational and administrative functions. By growing our interest-earning assets and AUM, we are able to spread this fixed cost over a larger revenue base. To achieve increased profitability, we believe that it is essential for us to build our operations to a level that allows us to provide our investment management, wealth planning, consulting, trust and banking products and services in a cost effective manner.

Strong Credit Culture. We have implemented policies and procedures for credit underwriting and administration which have enabled us to maintain strong asset quality and at the same time grow our banking business, despite the continuing economic uncertainties and the sluggishness of the economic recovery in the United States. Our ratio of nonperforming assets (or NPAs) to total assets was 0.36% at June 30, 2015 and the ratio of net loan charge-offs-to average loans outstanding has averaged 0.04% for the period from January 1, 2011 to June 30, 2015.

Successful Multifamily and Commercial Real Estate Lending Platform. We have created a multifamily and commercial real estate lending platform that has resulted in the origination of over $1.08 billion of loans since the beginning of 2009. We believe that this platform has enabled us to add interest-earning assets with minimal adverse credit results. Since FFB commenced its operations in 2007, we have not experienced any chargeoffs on loans that were originated through FFB and secured by multifamily and commercial real estate properties. As of June 30, 2015, multifamily and commercial real estate loans originated by FFB represented 51% of our total loans outstanding.

Located in Strategic Markets. Our wealth management offices are located in areas that either have a high concentration of high net-worth households or are in areas where we believe the competition from other companies that provide a comprehensive platform of financial services to high net-worth individuals is limited. In addition, our wealth management office in Las Vegas offers Nevada trust powers which can offer significant benefits to high net-worth individuals and their families.

Retention of Clients. We believe that because of our client-focused culture, we have experienced a high level of retention of our clients. As an example, during the five year period ending December 31, 2014, the weighted average amount of AUM withdrawn each year as a result of client terminations as a percentage of the beginning of that year’s AUM balance was less than 4.0%.

Diverse Revenue Base. We have a diverse revenue base as a result of our comprehensive platform of services. For 2014, excluding a $1.0 million gain on sale of REO, our total revenue was comprised of net interest income (64%), investment management fees (28%), trust fees (3%), deposit and other banking fees (3%) and consulting fees (2%).

Strong Deposit Base. An important driver of our financial performance has been, and we believe will continue to be, the growth and stability of our deposit base, which we use to fund our loans and other interest-earning assets. In addition to the increase in the amount of our deposits, which have grown at a compound annual rate of 40% from December 31, 2009 to December 31, 2014, we have been able to increase the proportion of more stable demand deposits, which represented 47% of our total deposits at June 30, 2015 as compared to 12% at December 31, 2009.

Our Strategy

Grow Our Business Organically. In growing our business organically, we intend to focus on adding experienced, high quality relationship managers and bankers at both our existing wealth management offices and at new wealth management offices we may open in selected market areas, both within and outside of California, Nevada and Hawaii, with demographics similar to those in our existing markets. Because a significant portion of our new business comes from referral sources, we plan to continue to work to obtain referrals from our clients, from centers of influence, including accountants and attorneys, and from loan brokers, and we will maintain non-exclusive referral arrangements with unaffiliated asset custodial firms.

Continue Cross-Selling our Services and Expand the Services We Offer Our Clients. We intend to continue to cross-sell our investment management, wealth planning, consulting, trust and banking products and services to our existing and future clients. Our compensation structures encourage a team approach to client service and reward relationship managers and bankers for facilitating the cross selling of multiple services to clients. We believe that our service-oriented culture and high quality client service will continue to enable us to strengthen and expand our client relationships and will foster continued growth in the services and products we offer them and, thereby, enabling us to increase and diversify our sources of revenues.

Grow our Business through Acquisitions. We intend to make opportunistic acquisitions that we believe will enable us to grow our franchise. While we believe that banks provide the most likely opportunities for acquisition, we will also consider acquisitions of investment management firms and insurance brokerage firms. We believe that our experience with previous transactions (including our acquisition of Desert Commercial Bank in August 2012 and Pacific Rim Bank in June 2015) makes us qualified to acquire other institutions and integrate their operations into our platform. In addition to providing us increased interest-earning assets and deposits, bank acquisitions would allow us to cross sell our investment management, wealth planning, consulting and trust services to clients acquired in the acquisition as well as new clients situated in the related geographic area. Although we do not have any immediate plans, arrangements or understandings related to any material acquisitions, we believe that the completion of this offering will further enhance our ability to compete for acquisition opportunities by providing available capital to invest.

Provide High Quality Client Services. We believe that stable long-term growth and profitability are the result of building strong client relationships, one at a time, and providing high quality, coordinated financial services. Our relationship managers and bankers strive to build long-term relationships with our clients by understanding their financial needs and identifying and delivering appropriate and coordinated financial services to them. We believe that our service-oriented culture and high quality client service differentiates us from many of our competitors.

Attract and Retain High Quality Service Professionals. Having successful and high quality service professionals is critical to driving the development of our business and delivering high quality financial services. We intend to continue hiring and developing professionals who can establish and maintain long-term client relationships which are the key to our culture, business and growth. We also believe that our business model, culture and scalable platform enable us to attract and retain high quality relationship managers and bankers who share our work ethic and our commitment to providing personalized and client-focused financial services.

Our Management Team

We believe that our management team, led by Scott Kavanaugh, our Chief Executive Officer, Ulrich (“Rick”) Keller, Jr., our Executive Chairman of the Board, John Hakopian, President of FFA, David DePillo, President of FFB and John Michel, our Chief Financial Officer, have the breadth of experience necessary to effectively execute our business strategy.

Our Market

Because our primary target market is high net-worth individuals and their families, family businesses and other affiliated organizations, we have located our offices in areas we believe offer us the best opportunity to locate and serve this client base. The Los Angeles-Long Beach Core-Based Statistical Area (CBSA), which includes Orange County, has over 240,000 high net-worth households (defined as those with $1.0 million or more of investable assets), making it the largest high net-worth market in the Western United States. Our wealth management offices are located in or adjacent to five of the top 12 markets in the Western United States as ranked by estimated number of high net-worth households. Listed below are the largest core-based statistical areas by estimated number of high net worth households in the Western United States as of December 31, 2014, according to data obtained from Phoenix Marketing International’s “Global Wealth Monitor”:

Rank	Statistical Areas in Western United States (1)	Estimated Number of High Net Worth Households	Wealth Management Office in Area
1	Los Angeles-Long Beach (CA)	241,904	Irvine, Pasadena, West Los Angeles
2	San Francisco-Oakland (CA)	123,780
3	Seattle-Tacoma-Bellevue (WA)	89,193
4	Phoenix-Mesa-Glendale (AZ)	77,507
5	Riverside (CA)	65,725	Palm Desert
6	San Diego-Carlsbad (CA)	65,633	San Diego
7	Denver-Aurora-Broomfield (CO)	62,562
8	San Jose-Sunnyvale (CA)	51,642
9	Portland-Vancouver (OR-WA)	46,823
10	Sacramento-Roseville (CA)	45,409
11	Las Vegas-Henderson-Paradise (NV)	31,023	Las Vegas
12	Urban Honolulu (HI)	24,729	Honolulu

(1)	The Western United States is defined as Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington and Wyoming.

In addition to offering our comprehensive platform of personalized financial services primarily to high net-worth individuals and their families, family businesses and other affiliated organizations, we have established a lending platform that offers loans to individuals and entities that own and operate multifamily residential properties and commercial real estate properties. The underlying properties which secure these loans are primarily located in communities throughout California that have a significant population base and are already built out. The following is a breakdown of the location of our multifamily and commercial real estate loans by county as of March 31, 2015:

(dollars in thousands)	Amount	% of Total
California Counties:
Los Angeles	$412,992	56.3%
Orange	76,357	10.4%
Riverside	60,448	8.2%
San Diego	70,428	9.6%
San Francisco	25,988	3.5%
Other counties—Northern California	49,238	6.7%

Other counties—Southern California	20,735	2.9%

Nevada—all counties	4,232	0.6%
Other states	12,965	1.8%

Total	$733,383	100.0%

Our Challenges

As with all financial institutions, we face many challenges resulting from economic conditions, regulatory oversight and other factors. There are a number of risks that you should consider before investing in our common stock. These risks are discussed more fully in the section entitled “Risk Factors” beginning on page S-16.

Recent Developments

On May 29, 2015, we issued 272,035 shares of common stock, at a price of $18.35 per share, to David S. DePillo, the new President of FFB, in an issuance that was exempt from registration as provided by section 4(a)(2) of the Securities Act.

On July 23, 2015, we announced our financial results for the quarter ended June 30, 2015. These results are unaudited and are subject to the risks and uncertainties relating to our business described in the section entitled “Risk Factors” in this prospectus supplement, and subject to adjustment in connection with the preparation and filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which is expected to occur on or before August 14, 2015.

All financial data for the quarter ended June 30, 2015 set forth below are preliminary and unaudited and subject to revision based upon completion of our financial reporting process and a review by our independent registered public accounting firm of our financial condition and results of operations as of such date and for such period.

Our net income for the quarter ended June 30, 2015 was $2.9 million, or $0.35 per fully diluted share, as compared to $1.3 million, or $0.16 per fully diluted share for the quarter ended June 30, 2014, an increase of 119% in fully diluted earnings per share. For the six months ended June 30, 2015, our net income was $5.6 million, or $0.67 per fully diluted share, as compared to $2.7 million, or $0.34 per fully diluted share for the six months ended June 30, 2014, an increase of 97% in fully diluted earnings per share. Our income before taxes increased by 117%, or $2.8 million, and 98%, or $4.8 million, for the quarter and six months ended June 30, 2015, respectively as compared to the corresponding periods in 2014. The increase in net income and income before taxes resulted primarily from increases in our revenues with minimal increases in our noninterest expenses. Excluding a $0.7 million gain on sale of REO realized in the second quarter of 2014, our total revenues, which consist of net interest income and noninterest income, increased by 27% and 23%, respectively, for the quarter and six months ended June 30, 2015 as compared to the corresponding periods in 2014. The increase in revenues was due to increases in interest earning assets and AUM. For the quarter and six months ended June 30, 2015, interest earning assets were 41% and 36% higher, respectively, as compared to the corresponding periods in 2014. For the second quarter of 2015, the yield on loans was 3.92% and the cost of deposits was 0.41%. For the quarter and six months ended June 30, 2015, the AUM used for billing was 20% and 23% higher, respectively, as compared to the corresponding periods in 2014.

Our total loans at June 30, 2015 were $1.52 billion, an increase of $353 million during the first six months of 2015, as a result of loan originations and funding of existing credit commitments of $413 million and the acquisition of $80 million of loans from the PRB acquisition, which were partially offset by $140 million of payoffs and scheduled principal payments. At the end of June, we classified $113 million of our multifamily loans as held for sale as we intend to work with a federal agency to use these loans in a structured loan sale and securitization during the second half of 2015. As of June 30, 2015, AUM in our trust operations totaled $1.006 billion.

The following table sets forth our loans, by loan category, as of:

	June 30, 2015	December 31, 2014
Outstanding principal balance:
Loans secured by real estate:
Residential properties:
Multifamily	$421,480	$481,491
Single family	492,754	360,644

Total real estate loans secured by residential properties	914,234	842,135
Commercial properties	289,215	205,320
Land and construction	10,732	4,309

Total real estate loans	1,214,181	1,051,764
Commercial and industrial loans	147,755	93,537
Consumer loans	44,089	21,125

Total loans	1,406,025	1,166,426
Premiums, discounts and deferred fees and expenses	(254)	(34)

Total	$1,405,771	$1,166,392

The table above does not include $113.3 million of loans secured by multifamily properties which are classified as held for sale as of June 30, 2015.

The following table sets forth information with respect to our deposits and the average rates paid on deposits, as of:

	June 30, 2015		December 31, 2014
(dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Demand deposits:
Noninterest-bearing	$270,542	—	$246,137	—
Interest-bearing	325,327	0.461%	291,509	0.502%
Money market and savings	293,980	0.503%	171,958	0.626%
Certificates of deposits	376,469	0.555%	253,350	0.619%

Total	$1,266,318	0.400%	$962,954	0.427%

Additional Information

We were incorporated in California in 2006 to become the parent holding company of First Foundation Advisors and First Foundation Bank. We are registered as a bank holding company under the Bank Holding Company Act of 1956.

Our principal executive office is located at 18101 Von Karman Avenue, Suite 700, Irvine, California 92612, where our telephone number is (949) 202-4160. Our website address is www.ff-inc.com. The information contained on (or accessible through) our website is not a part of, or incorporated by reference into, this prospectus supplement.

The Offering

The following summary contains basic information about this offering and our common stock and is not intended to be complete. It does not contain all of the information that may be important to you. For a more complete understanding of all of the terms and provisions of our common stock, please refer to the section of this prospectus supplement entitled “Description of Our Capital Stock,” and our articles of incorporation and amended and restated bylaws, copies of which will be provided upon request.

Issuer	First Foundation Inc.

Shares offered	Up to shares of common stock, $0.001 par value, having an aggregate offering price of $100,000,000 (1)

Offering price	$ per share

Over-allotment option	We have granted the underwriters an option to purchase up to an additional shares of common stock within 30 days of the date of this prospectus supplement in order to cover over-allotments, if any.

Shares outstanding after completion of offering	(2)

Use of proceeds	We intend to use the net proceeds of the offering (after deducting underwriters’ discount and estimated expenses payable by us) of approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full) for general corporate purposes, including, but not limited to, a contribution to the capital of our subsidiaries to support our organic growth, including the addition of new wealth management offices, and to fund possible acquisitions that we believe are complementary to our business and are expected to provide attractive risk-adjusted returns, although we do not have any immediate plans, arrangements or understandings relating to any material acquisition: We may also use the proceeds of the offering to repay all or a portion of our term loan with an unaffiliated bank, the aggregate principal amount of which was $29.0 million at July 31, 2015. See “Use of Proceeds” on page S-23.

Nasdaq Global Market Symbol	FFWM

Dividend policy	We have not previously paid cash dividends on our common stock. It is our current intention to invest our cash flow and earnings in the growth of our businesses and, therefore, we have no plans to pay cash dividends for the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Risk factors	Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-16 and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock.

(1)	The number of shares offered assumes that the underwriter’s over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell up to shares.

(2)	The number of shares of our common stock outstanding after this offering is based on 8,785,533 shares of our common stock issued and outstanding as of June 30, 2015. Unless otherwise noted, these references exclude:

•	1,381,058 shares of common stock are issuable upon exercise of outstanding options to purchase shares of common stock under the First Foundation Inc. 2007 Equity Incentive Plan and the First Foundation Inc. 2007 Management Stock Incentive Plan (collectively, the Stock Incentive Plans) as of June 30, 2015, at a weighted average exercise price of $12.72 per share (of which options to acquire 1,298,118 shares of our common stock were vested as of June 30, 2015);

•	51,028 shares of our common stock issuable upon vesting of restricted stock units; and

•	265,022 shares of our common stock reserved for issuance under the Stock Incentive Plans.

SELECTED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of and for each of the three years ended December 31, 2014 (which has been derived from our audited consolidated financial statements, some of which are incorporated by reference in this prospectus supplement), and as of and for the three months ended June 30, 2015 and 2014 (which has been derived from our unaudited consolidated financial statements, some of which are incorporated by reference in this prospectus supplement). You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes incorporated by reference herein, as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included in our Annual Report on Form 10-K for the year ended December 31, 2014, which has been filed with the SEC and is incorporated by reference in this prospectus supplement. Information for the three-month periods ended June 30, 2015 and 2014 is derived from unaudited interim financial statements and has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. All financial data for the quarter ended June 30, 2015 set forth below are preliminary and unaudited and subject to revision based upon completion of our financial reporting process and a review by our independent registered public accounting firm of our financial condition and results of operations as of such date and for such period. The results of operations for the three-month period ended June 30, 2015 do not necessarily indicate the results that may be expected for any future period or for the full year. The results included here and elsewhere in this prospectus supplement are not necessarily indicative of future performance.

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
(In thousands, except share and per share data)	2014	2013	2012(1)	2015 (1)	2014
Selected Income Statement Data:
Net interest income	$42,814	$35,674	$27,729	$25,295	$19,566
Provision for loan losses	235	2,395	2,065	903	235
Noninterest Income:
Asset management, consulting and other fees	21,798	18,240	15,326	11,772	10,241
Other(2)	2,951	1,584	1,294	852	1,726
Noninterest expense	52,507	43,622	34,476	27,332	26,417
Income before taxes	14,821	9,481	7,808	9,684	4,881
Net income	8,394	7,851	5,801	5,568	2,729
Share and Per Share Data:
Net income per share:
Basic	$1.08	$1.06	$0.88	$0.70	$0.35
Diluted	1.03	1.01	0.85	0.67	0.34
Shares used in computation:
Basic	7,737,036	7,424,210	6,603,533	7,963,515	7,733,874
Diluted	8,166,343	7,742,215	6,831,955	8,330,632	8,141,641
Tangible book value per share(3)	$12.66	$11.18	$9.94	$13.69	$11.80
Shares outstanding at end of period(4)	7,845,182	7,733,514	7,366,126	8,785,533	7,734,514
Selected Balance Sheet Data:
Cash and cash equivalents	$29,692	$56,954	$63,108	$172,844	$19,407
Loans, net of deferred fees	1,166,392	903,645	743,627	1,405,771	1,007,828
Allowance for loan and lease losses (“ALLL”)	(10,150)	(9,915)	(8,340)	(10,800)	(10,150)
Loans held for sale	—	—	—	113,325	—
Total assets	1,355,424	1,037,360	830,509	1,869,680	1,164,392
Noninterest-bearing deposits	246,137	217,782	131,827	270,542	211,603
Interest-bearing deposits	716,817	584,255	517,914	995,776	645,562
Borrowings(5)	282,886	141,603	100,000	472,250	208,279
Shareholders’ equity(4)	99,496	86,762	73,580	122,002	91,525

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
(In thousands, except share and per share data)	2014	2013	2012(1)	2015 (1)	2014
Selected Performance and Capital Ratios:
Return on average assets	0.71%	0.86%	0.80%	0.74%	0.50%
Return on average equity	9.10%	10.2%	9.9%	10.6%	6.1%
Net yield on interest-earning assets	3.70%	4.06%	4.20%	3.47%	3.66%
Efficiency ratio(6)	76.0%	78.6%	77.7%	72.1%	80.2%
Noninterest income as a % of total revenues	36.6%	35.7%	37.5%	33.3%	38.0%
Tangible common equity to tangible assets(3)	7.33%	8.34%	8.82%	6.44%	7.84%
Tier 1 leverage ratio	7.32%	8.67%	9.19%	7.49%	7.91%
Tier 1 risk-based capital ratio	11.01%	13.04%	13.60%	10.51%	11.63%
Total risk-based capital ratio	12.26%	14.30%	14.85%	11.51%	12.88%
Other Information:
Assets under management (end of period)	$3,221,674	$2,594,961	$2,229,116	$3,380,999	$2,946,926
NPAs to total assets	0.11%	0.32%	0.17%	0.36%	0.46%
Charge-offs to average loans	0.00%	0.10%	0.04%	0.04%	0.00%
Ratio of ALLL to loans(7)	0.87%	1.16%	1.25%	0.80%	1.03%
Number of wealth management offices	7	7	6	8	7

(1)	For the year ended December 31, 2012, includes the results of operations of DCB for the period from the date of its acquisition on August 15, 2012 to December 31, 2012. For the six months ended June 30, 2015, includes the results of operations of PRB for the period from the date of acquisition on June 16, 2015 to June 30, 2015.

(2)	Amounts include $1.0 million of gains on sale of REO in 2014.

(3)	Tangible common equity, (also referred to as tangible book value) and tangible assets, are equal to common equity and assets, respectively, less $1.7 million of intangible assets as of June 30, 2015, less $0.2 million of intangible assets as of June 30, 2014, and December 31, 2014, and less $0.3 million of intangible assets as of December 31, 2013 and December 31, 2012.

(4)	As a result of private offerings, we sold and issued shares of our common stock, (i) in 2013, 318,987 shares at a price of $18.00 per share, and 38,734 shares at a price of $15.00 per share; and (ii) in 2012, 374,438 shares at a price of $15.00 per share. As a result of our acquisition of DCB, in 2012 we issued to the former DCB shareholders a total of 815,447 shares of our common stock, valued at $15.00 per share, in exchange for all of the outstanding shares of DCB, and in 2014, we issued 23,580 shares, valued at $15.00 per share, to the former DCB shareholders as part of a contingent payout. In 2014, we issued 84,866 shares as a result of the exercise of stock options at an average exercise price of $11.19 per share. In 2015, we issued 621,345 shares of stock for the purchase of Pacific Rim Bank, issued 6,000 shares as a result of the exercise of stock options at an average exercise price of $15.00 per share, and issued 4,907 shares of stock through stock grants to our independent board of directors and issued 272,035 shares of stock to the President of FFB upon his hiring at a price of $18.38 per share.

(5)	Borrowings consist primarily of overnight and short-term advances obtained by FFB from the Federal Home Loan Bank.

(6)	The efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income. The efficiency ratio in 2014 excludes gains on sale of REO of $1.0 million, $1.0 million of costs related to a cancelled initial public offering, and $1.0 million of contingent payout expense related to the acquisition of DCB.

(7)	This ratio excludes loans acquired in our acquisition of DCB, as generally accepted accounting principles in the United States, or GAAP, requires estimated credit losses for acquired loans to be recorded as discounts to those loans.

RISK FACTORS

An investment in our common stock involves significant risks. Before making an investment decision, you should carefully read and consider the risk factors described below as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, as the same may be updated from time to time by our future filings with the SEC under the Securities Exchange Act of 1934 (or the Exchange Act). Any of these risks, if they are realized, could materially adversely affect our business, financial condition, and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In any such case, you could lose all or a portion of your original investment.

Risks Related to this Offering and an Investment in Our Common Stock

We have not paid dividends recently and do not plan to pay dividends for the foreseeable future. Additionally, our ability to pay dividends is subject to statutory, regulatory and other restrictions.

In order to support and fund the growth of our banking business, it is our policy to retain cash to use in our business rather than pay dividends to our shareholders. As a result, we have not paid any cash dividends since FFB commenced its banking operations in October 2007 and we have no plans to pay cash dividends at least for the foreseeable future. Additionally, our ability to pay dividends to our shareholders is restricted by California and federal law and the policies and regulations of the Board of Governors of the Federal Reserve System, or Federal Reserve, which is our federal banking regulator. Moreover, the agreement governing our term loan that we obtained from an unaffiliated bank lender, the aggregate principal amount of which was $29.0 million at July 31, 2015, prohibits us from paying cash dividends to our shareholders without the lender’s prior written consent.

Our ability to pay dividends to shareholders is also dependent on the payment to us of cash dividends by our subsidiaries FFA and FFB. FFA and FFB are corporations that are separate and distinct from us and, as a result, they are subject to separate statutory or regulatory dividend restrictions that can affect their ability to pay cash dividends to us. FFA’s ability to pay cash dividends to us is restricted under California corporate law. FFB’s ability to pay dividends to us is limited by various banking statutes and regulations. Moreover, based on their assessment of the financial condition of FFB or other factors, the FDIC or the California Department of Business Oversight could find that payment of cash dividends by FFB to us would constitute an unsafe or unsound banking practice, in which event they could restrict FFB from paying cash dividends, even if FFB meets the statutory requirements to do so. See “Market for Common Stock and Our Dividend Policy” on page S-26 for additional information about our dividend policy and the dividend restrictions that apply to us and to FFB and FFA.

Trading in our common stock has been limited and there is no assurance that a more active trading market for our shares will develop in the future. As a result, shareholders may not be able to sell their shares of our common stock at attractive prices if and when they need or desire to do so.

We have not previously completed a public offering of our common stock. On November 3, 2014, our common stock was listed and commenced trading on the NASDAQ Global Market, under the ticker symbol “FFWM”. However, the trading volume in our common stock has been limited. For example, the average daily trading volume of our shares on NASDAQ during the month of July 2015 was approximately 3,575 shares. There can be no assurance that a more active trading market for our shares will develop or can be sustained in the future. If a more active trading market does not develop, or cannot be sustained, our shareholders may have difficulty selling their shares at desired prices (or at all) when they need or desire to do so. Additionally, the lack of an active trading market for our shares may make it more difficult for us to sell shares in the future to raise additional capital and to offer our shares as consideration for acquisitions of other banks or investment management or other financial services businesses, without diluting our existing shareholders.

The market prices and trading volume of our common stock may be volatile.

Even if an active market develops for our common stock, the market prices of our common stock may be volatile and the trading volume may fluctuate and cause significant price variations to occur. We cannot assure you that, if a market does develop for our common stock, the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the prices of our shares or result in fluctuations in those prices or in trading volume of our common stock could include the following, many of which are outside of our control:

•	quarterly variations in our operating results or in the quality of our earnings or assets;

•	operating results that differ from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	the implementation of our growth strategy and performance, or successful integration, of acquired businesses that vary from the expectations of our management, securities analysts and investors;

•	the enactment of new more costly government regulations that are applicable to our businesses or the imposition of additional regulatory restrictions on us;

•	our dividend policy and any changes that might occur to that policy in the future;

•	future sales (or other issuances) by us of our common stock or any other of our equity securities;

•	changes in global financial markets and global economies and general market conditions, such as changes in interest rates or fluctuations in stock, commodity or real estate valuations;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	speculation or reports by the press or investment community with respect to us or our industry in general; and

•	announcements of strategic developments, material acquisitions and other material events in our business or in the businesses of our competitors.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Share ownership by our officers and directors and certain agreements may make it more difficult for third parties to acquire us or effectuate a change of control that might be viewed favorably by other shareholders.

As of July 31, 2015, our executive officers and directors owned, in the aggregate, 36% of our outstanding shares. As a result, if the officers and directors were to oppose a third party’s acquisition proposal for, or a change in control of, the Company, the officers and directors may have sufficient voting power to be able to block or at least delay such an acquisition or change in control from taking place, even if such acquisition or change in control is at a premium to the market value of our common stock or our other shareholders would otherwise support such an acquisition proposal or change of control. In addition, a number of our officers have change of control agreements which could increase the costs and, therefore, lessen the attractiveness of an acquisition of the Company to a potential acquiring party.

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover attempt, which may be beneficial to our shareholders, more difficult.

Our Board of Directors has the power under our articles of incorporation to issue additional shares of common stock and create and authorize the sale of one or more series of preferred stock without having to obtain shareholder approval for such action. As a result, our Board of Directors could authorize the issuance of shares of a series of preferred stock to implement a shareholders rights plan (often referred to as a “poison pill”) or could sell and issue preferred shares with special voting rights or conversion rights, which could deter or delay attempts by our shareholders to remove or replace management, and attempts of third parties either to engage in proxy contests or to acquire control of the Company. In addition, our charter documents:

•	enable our Board of Directors to fill any vacancy on the Board, unless the vacancy was created by the removal of a director;

•	enable our Board of Directors to amend our bylaws without shareholder approval, subject to certain exceptions; and

•	require compliance with an advance notice procedure with regard to any business that is to be brought by a shareholder before an annual or special meeting of shareholders and with regard to the nomination by shareholders of candidates for election as directors.

These provisions could delay or prevent an acquisition of the Company or other transaction that some of our shareholders may believe are beneficial to them. Furthermore, federal and state banking laws and regulations applicable to us require anyone seeking to acquire more than 10% of our outstanding shares or otherwise effectuate a change of control of the Company or of FFB, to file an application with, and to receive approval from, the Federal Reserve, the FDIC and the California Department of Business Oversight to do so. These laws and regulations may discourage potential acquisition proposals and could delay or prevent a change of control of the Company, including by means of a transaction in which our shareholders might receive a premium over the market price of our common stock.

Our management will have broad discretion as to the use of proceeds from this offering, you may not agree with the manner in which we use the proceeds and our use of those proceeds may not yield a favorable return on investment.

We intend to use the proceeds of the offering for general corporate purposes, including but not limited to, a contribution to the capital of our subsidiaries to support our organic growth, including the addition of new wealth management offices, and to fund possible acquisitions that we believe are complementary to our business and we expect to provide attractive risk-adjusted returns, should appropriate acquisition opportunities arise. We may also use the proceeds of the offering to repay all or a portion of our term loan with an unaffiliated bank, the aggregate principal amount of which was $29.0 million at July 31, 2015. We have not designated the amount of net proceeds we will use for any particular purpose and our management will retain broad discretion to allocate the net proceeds of the offering. The net proceeds may be applied in ways with which some investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from the offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of the offering effectively could have an adverse effect on our business, financial condition and results of operations.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than our existing net tangible book value per share. As a result, you will incur immediate dilution of $         per share, representing the difference between the public offering price of $         per share and our adjusted net tangible book value per share after giving effect to this offering. This represents     % dilution from the initial public offering price.

Future sales of our stock by our shareholders or the perception that those sales could occur may cause our stock price to decline.

Although our common stock is listed for trading on the NASDAQ Global Market, the trading volume in our common stock has been limited. Given the relatively low trading volume of our common stock, significant sales of our common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

Future equity issuances could result in dilution, which could cause our common stock price to decline.

We are generally not restricted from issuing additional shares of our common stock up to the number of shares authorized in our articles of incorporation, which currently is 20 million shares. Among other scenarios, we may issue additional shares of our common stock in the future pursuant to current or future equity incentive plans, in connection with future acquisitions or financings, to enhance our capital position or as a result of a regulatory order or directive. If we were to raise capital in the future by selling shares of our common stock, or securities that are convertible into our common stock or issuing shares in a business acquisition, their issuance would have a dilutive effect on the percentage ownership of our shareholders and, depending on the prices at which such shares or convertible securities are sold or issued, on their investment in our common stock and, therefore, could have a material adverse effect on the market prices of our common stock.

We may elect under the JOBS Act to use an extended transition period for complying with new or revised accounting standards.

We are an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, or the JOBS Act. That Act allows us, as an emerging growth company, to take advantage of extended transition periods for the implementation of new or revised accounting standards. As a result, we will not be required to comply with new or revised accounting standards (i) until those standards apply to private companies, even if that is later than the date or dates on which they become effective for public companies or (ii) if sooner, until we cease to be an “emerging growth company” as defined in the JOBS Act. As a result, our financial statements may not be fully comparable to the financial statements of public companies that contain new or revised accounting standards not yet applicable to private companies or emerging growth companies, which could make our common stock less attractive to investors.

The reduced disclosures and relief from certain other significant disclosure requirements that are available to emerging growth companies may make our common stock less attractive to investors.

As an “emerging growth company” we are entitled to exemptions from certain reporting requirements that apply to public companies that are not emerging growth companies. These exemptions include the following:

•	an exemption from the requirements of the Section 404 of the Sarbanes-Oxley Act of 2002, which requires public companies that are accelerated filers or large accelerated filers (within the meaning of the Exchange Act) to obtain and include in their annual reports on Form 10-K an attestation report from their independent registered public accountants with respect to the effectiveness of their internal control over financial reporting;

•	less extensive disclosure obligations regarding executive compensation in our proxy statements or other periodic reports that we file with the SEC; and

•	exemptions from the requirements to have our shareholders vote, on an advisory and nonbinding basis, on executive compensation and on any golden parachute payments.

In addition, even if we choose voluntarily to comply with any of the requirements from which we are exempt, we may later rely on those exemptions to avail ourselves of the reduced reporting and disclosure requirements applicable to emerging growth companies.

We may remain an emerging growth company for the period ending in December 2018, although we may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of that period, it is determined that we have become a large accelerated filer under the rules of the U.S. Securities and Exchange Commission, or SEC (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million).

Because we will be relying on one or more of these exemptions, investors and securities analysts may find it more difficult to evaluate our common stock, and some investors may find our common stock less attractive, and, as a result, there may be a less active trading market for our common stock than would be the case if we were not an emerging growth company, which could result in a reductions the trading volume and greater volatility in the prices of our common stock.

A failure to maintain effective internal control over financial reporting could have a material adverse effect on our business and stock prices.

Although, as an emerging growth company, we are not required to obtain or include in our annual reports on Form 10-K an attestation report from our independent registered accountants with respect to the effectiveness of our internal control over financial reporting, like all other public companies, our Chief Executive Officer and our Chief Financial Officer are required, annually, to assess, and disclose their findings in our annual reports on Form 10-K with respect to the effectiveness of our internal control over financial reporting in a manner that meets the requirements of Section 404(a) of the Sarbanes-Oxley Act. The rules governing the standards that must be met for our Chief Executive and Chief Financial Officer to assess and report on the effectiveness of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation, which could significantly increase our operating expenses.

Additionally, if we are unable to maintain the effectiveness of our internal control over financial reporting in the future, we may be unable to report our financial results accurately and on a timely basis. In such an event, investors and clients may lose confidence in the accuracy and completeness of our financial statements, as a result of which our liquidity, access to capital markets, and perceptions of our creditworthiness could be adversely affected and the market prices of our common stock could decline. In addition, we could become subject to investigations by NASDAQ, the SEC, or the Federal Reserve, or other regulatory authorities, which could require us to expend additional financial and management resources. As a result, an inability to maintain the effectiveness of our internal control over financial reporting in the future could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may issue additional equity securities, or engage in other transactions which could dilute our book value or affect the priority of our common stock, which may adversely affect the market price of our common stock.

Our Board of Directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Except as described under “Underwriting,” we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Such offerings could be dilutive to common shareholders. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then-current common shareholders. Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation of the Company, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts first initiated coverage of our stock in July 2015, and may never, publish research on our company. If additional securities or industry analysts do not commence coverage of our company, the trading price of our stock would likely be negatively impacted. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Participants in our directed share program who are executive officers or members of our Board of Directors will execute a lock-up agreement requiring that they hold their shares for a minimum of 180 days following the date of this prospectus supplement and accordingly will be subject to market risks not imposed on other investors in this offering.

At our request, the underwriters have reserved up to          shares of the common stock offered by this prospectus supplement for sale to certain executive officers and members of our Board of Directors and certain business associates, friends and family of our executive officers and Board of Directors in a directed share program. Each purchaser of shares in the directed share program who is a member of our Board of Directors or one of our executive officers has entered into a lock-up agreement and will not be able to offer, sell, contract to sell, or otherwise dispose of or hedge any such shares for a period of 180 days after the date of this prospectus supplement relating to this offering. As a result of this restriction, such purchasers may face risks not faced by other investors who have the right to sell their shares at any time following this offering. These risks include the market risk of holding our shares of common stock during the period that the lock-up restrictions are in effect.

An investment in our common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

An investment in our common stock is not a bank deposit and is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described herein. As a result, if you acquire our common stock, you could lose some or all of your investment.

USE OF PROCEEDS

We intend to use the net proceeds of the offering (after deducting underwriters’ discounts and estimated expenses payable by us) of approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full) for general corporate purposes, including, but not limited to, a contribution to the capital of our subsidiaries to support our organic growth, including the addition of new wealth management offices, and to fund possible acquisitions that we believe are complementary to our business and we expect will provide attractive risk-adjusted returns, should appropriate acquisition opportunities arise. We may also use the proceeds of the offering to repay all or a portion of our term loan described below, the aggregate principal amount of which was $29.0 million at July 31, 2015.

In April 2013, we entered into a five year term loan agreement pursuant to which we obtained $7.5 million of borrowings from an unaffiliated bank. We have increased our borrowings under that loan agreement on two occasions: (i) first to $21.9 million in March 2014, and (ii) then on February 27, 2015 to $30.0 million, at which time the maturity date of the loan was extended from May 1, 2018 to May 1, 2022. We have used the proceeds of the loan primarily to support and fund the growth of our businesses, which included making contributions of equity to FFB and otherwise for working capital purposes.

Our expected use of the net proceeds from this offering is based upon our present plans and business condition. As of the date of this prospectus supplement, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of proceeds will vary depending on numerous factors, including the factors described under the heading “Risk Factors” beginning on page S-16. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

CAPITALIZATION

The following table sets forth our capitalization, including regulatory capital ratios, as of June 30, 2015:

•	on an actual basis; and

•	on an “as adjusted” basis after giving pro forma effect to the sale of 4,633,920 shares of common stock in this offering assuming a public offering price of $21.58 per share, which is the last reported sale price of our common stock on the NASDAQ Global Market on July 31, 2015, as if the offering had been completed on June 30, 2015 (assuming the net proceeds of the offering are $94.6 million, after deducting the estimated underwriting discount and estimated offering expenses, and the underwriters’ over-allotment option is not exercised).

The “as adjusted” information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the notes thereto for the year ended December 31, 2014, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included in our Annual Report on Form 10-K for the year ended December 31, 2014, the unaudited consolidated financial statements and the notes thereto for the three months ended March 31, 2015, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, and the “Selected Financial Data” and “Use of Proceeds” sections included in this prospectus supplement, together with the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2015
(In thousands, except share and per share data)	Actual	As Adjusted for the Offering
Capitalization:
Debt, net of current portion	$26,250	$-

Shareholders’ equity:
Preferred stock, par value $0.001 per share, 5,000,000 shares authorized, none issued or outstanding	-	-
Common stock, par value $0.001; 20,000,000 shares authorized; 8,785,533 shares (actual) and 13,419,453 shares (as adjusted) issued and outstanding (1)	9	14
Additional paid-in-capital	95,854	190,479
Retained earnings	25,952	25,952
Accumulated other comprehensive gain	187	187

Total shareholders’ equity	122,002	216,632

Total capitalization	$148,252	$216,632

Book Value Per Share(2)	$13.89	$16.14
Capital Ratios:(3)
Tangible common equity to tangible assets(4)	6.44%	11.11%
CIET 1 capital ratio	10.51%	18.97%
Tier 1 leverage ratio	7.49%	12.98%
Tier 1 risk-based capital ratio(5)	10.51%	18.97%
Total risk-based capital ratio(5)	11.51%	19.98%

(1)	The number of as adjusted shares of common stock issued and outstanding assumes the issuance of 4,633,920 shares of our common stock upon the consummation of this offering. The actual and as adjusted numbers of shares of issued and outstanding common stock exclude:

•	1,381,058 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock under the Stock Incentive Plans as of June 30, 2015, at a weighted average exercise price of $12.72 per share (of which options to acquire 1,298,118 shares of our common stock were vested as of June 30, 2015);

•	51,028 shares of our common stock issuable upon vesting of restricted stock units; and

•	265,022 shares of our common stock reserved for issuance under the Stock Incentive Plans.

(2)	Book value per share as of June 30, 2015 equals our total shareholders’ equity as of that date divided by the 8,785,533 shares of our common stock that were outstanding on that date. The as-adjusted book value per share as of June 30, 2015 equals our as-adjusted shareholders’ equity as of that date divided by the 13,419,453 shares of our common stock assumed to be outstanding after this offering.

(3)	For purposes of this table, we have assumed that $29.3 million of the net proceeds of this offering will be used to repay in full our outstanding term loan and the remaining net proceeds of this offering will be invested in securities which carry no risk weighting for purposes of all adjusted risk-based capital ratios. If the underwriters exercise their overallotment option in full, the net proceeds of this offering would be $108.9 million, in which event our tangible common equity to tangible assets ratio, our Tier 1 leverage ratio, our common equity Tier 1 ratio, Tier 1 capital to risk-weighted assets and our total capital to risk-weighted assets, would be 11.77%, 20.25%, 13.74%, 20.25% and 21.25%, respectively.

(4)	Tangible common equity (also referred to as tangible book value) and tangible assets, are equal to common equity and assets, respectively, less $1.7 million of intangible assets as of June 30, 2015.

(5)	We calculated our risk-weighted assets using the standardized method of the Basel III Framework, as implemented by the Federal Reserve Board and the FDIC.

MARKET FOR COMMON STOCK AND OUR DIVIDEND POLICY

Market for Common Stock. On November 3, 2014, our common stock was listed and commenced trading on the NASDAQ Global Market, under the ticker symbol “FFWM”. From November 3, 2014 through July 31, 2015, the average daily trading volume amounted to approximately 6,500 shares. No assurance can be given that a highly active trading market will develop or can be maintained. The following table sets forth the high and low sale prices for the common stock since November 3, 2014. No cash dividends for common shareholders were declared during such periods. As of July 31, 2015, there were 8,789,113 shares of common stock outstanding, held by approximately 1,500 shareholders of record.

	High	Low
Quarter Ending:
September 30, 2015 (through July 31, 2015)	$22.16	$19.50
June 30, 2015	19.92	18.35
March 31, 2015	19.75	17.56

December 31, 2014 (beginning November 3, 2014)	23.00	17.50

Dividends. We have not previously paid cash dividends on our common stock. It is our current intention to invest our cash flow and earnings in the growth of our businesses and, therefore, we have no plans to pay cash dividends for the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Additionally, our ability to pay dividends to our shareholders is subject to the restrictions set forth in the California General Corporation Law, or CGCL. The CGCL provides that a corporation may pay a dividend to its shareholders if the amount of the corporation’s retained earnings immediately prior to the dividend, equals or exceeds the amount of the proposed dividend plus, if the corporation has shares of preferred stock outstanding, the amount of the unpaid accumulated dividends on those preferred shares. The CGCL further provides that, in the event that sufficient retained earnings are not available for the proposed dividend, a corporation may nevertheless pay a dividend to its shareholders if, immediately after the dividend, the value of its assets would equal or exceed the sum of its total liabilities plus, if the corporation has shares of preferred stock outstanding, the aggregate liquidation preference of the shares of preferred stock outstanding including the unpaid accumulated dividends on those preferred shares. In addition, since we are a bank holding company subject to regulation by the Federal Reserve, it may become necessary for us to obtain the approval of the Federal Reserve before we can pay cash dividends to our shareholders. As a bank holding company, we are required to be a source of financial strength for our bank subsidiary and, therefore, we will not be permitted to pay dividends if, in the view of the Federal Reserve, doing so would weaken our financial condition or capital resources or would otherwise be prohibited pursuant to a regulatory order.

Cash dividends from our two wholly-owned subsidiaries, FFB and FFA, represent the principal source of funds available to us, which we might use to pay cash dividends to our shareholders or for other corporate purposes. Since FFA is a California corporation, the same dividend payment restrictions described above that apply to us under the CGCL also apply to FFA. In addition the laws of the State of California, as they pertain to the payment of cash dividends by California state chartered banks, limit the amount of funds that FFB would be permitted to dividend to us more strictly than does the CGCL and, depending on the amount of dividend, may require prior approval of the California Department of Business Oversight. In particular, under California law, cash dividends by a California state chartered bank may not exceed, in any calendar year, the lesser of (i) the sum of the bank’s net income for its last three fiscal years (after deducting all dividends or other distributions paid during the period), or (ii) the amount of its retained earnings.

Furthermore, the loan agreement governing our term loan requires us to obtain the prior approval of the lender for the payment by us of any dividends to our shareholders.

DESCRIPTION OF OUR CAPITAL STOCK

Our articles of incorporation authorize the issuance of capital stock consisting of 20,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. See “DESCRIPTION OF CAPITAL STOCK” on page 5 of the accompanying prospectus and the information incorporated by reference therein for additional information regarding our common stock and preferred stock.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material U.S. federal tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our common stock. This summary deals only with non-U.S. holders of shares of common stock that purchase the shares in the offering and will hold such shares as capital assets (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not a partnership and is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

This summary is based upon provisions of the Code, U.S. Treasury regulations promulgated under the Code, rulings and other administrative pronouncements, and judicial decisions, all as of the date hereof. These authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not significantly alter the tax considerations described in this summary. This summary does not address all aspects of U.S. federal income taxation and does not deal with non-U.S., state, local, alternative minimum, gift and estate, or other tax considerations, including the Medicare tax on certain investment income, that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate or U.S. expatriated entity or subject to the U.S. anti-inversion rules, a bank or other financial institution, an insurance company, a tax-exempt entity, a broker, dealer, or trader in securities, commodities or currencies, a regulated investment company, a real estate investment trust, a “controlled foreign corporation,” a “passive foreign investment company,” a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a corporation that accumulates earnings to avoid U.S. federal income tax, a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or risk reduction transaction.

We have not sought and do not plan to seek any rulings from the U.S. Internal Revenue Service, or the IRS, regarding the statements made and the conclusions reached in this summary. There can be no assurance that the IRS or a court will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed in this summary.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisor.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal tax consequences for non-U.S. holders relating to the purchase, ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your tax advisor concerning the particular U.S. federal tax consequences to you of the purchase, ownership and disposition of shares of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal tax law discussed in this summary or under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

As discussed under the section entitled “Market for Common Stock and Our Dividend Practice” above, we do not currently anticipate paying cash dividends. In the event that we do make distributions of cash or property (other than certain stock distributions) with respect to our common stock, any such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, such excess amount will be allocated ratably among each share of common stock with respect to which the distribution is paid and will first be treated as a tax-free return of capital reducing your adjusted tax basis in our common stock, but not below zero, and thereafter will be treated as gain from the sale or other taxable disposition of such stock, the treatment of which is discussed under “Gain on Disposition of Shares of Common Stock.” Your adjusted tax basis in a share of our common stock is generally your purchase price for such share, reduced by the amount of any such prior tax-free returns of capital (but not below zero).

Dividends paid to a non-U.S. holder generally will be subject to a U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends generally will be required (a) to properly complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits, or (b) if such holder’s shares of our common stock are held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. This certification must be provided to us or our paying agent prior to the payment to you of any dividends and must be updated periodically, including upon a change in circumstances that makes any information on such certificate incorrect.

Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) generally will not be subject to the aforementioned withholding tax, provided certain certification and disclosure requirements are satisfied (including providing a properly completed IRS Form W-8ECI or other applicable IRS Form W-8). Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates in generally the same manner as if the non-U.S. holder were a U.S. person as defined under the Code, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to dividends that are effectively connected with its conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to its U.S. permanent establishment), subject to adjustments.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below on backup withholding and FATCA, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition, and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock, and certain other conditions are met.

In the case of a non-U.S. holder described in the first bullet point above, any net gain derived from the disposition generally will be subject to U.S. federal income tax under graduated U.S. federal income tax rates on a net income basis in generally the same manner as if the non-U.S. holder were a U.S. person as defined under the Code, unless an applicable income tax treaty provides otherwise. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its gains attributable to its U.S. permanent establishment), subject to adjustments. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the disposition, which may be offset by certain U.S. source capital losses provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses, even though the individual is not considered a resident of the United States under the Code. With respect to the third bullet point above, we believe we are not and, although no assurance can be given, do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. If we are, or become, a U.S. real property holding corporation, then, as long as our common stock is regularly traded on an established securities market, a non-U.S. holder will generally not be subject to U.S. federal income tax on the disposition of our common stock so long as the non-U.S. holder has not held more than 5% (actually or constructively) of our total outstanding common stock at any time during the shorter of the five-year period preceding the date of such disposition or such non-U.S. holder’s holding period. You should consult your own tax advisor about the consequences that could result if we are, or become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends generally will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding (currently at a rate of 28%) for dividends paid to such non-U.S. holder on shares of our common stock unless such holder certifies under penalty of perjury (usually on an IRS Form W-8BEN or W-8BEN-E) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption. The backup withholding rules do not apply to payments to entities that are classified as corporations for U.S. federal tax purposes.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Under the provisions of the Code and related U.S. Treasury guidance commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our common stock and (ii) beginning after December 31, 2016, gross proceeds from the sale or other disposition of our common stock. In the case of payments made to a “foreign financial institution” (such as a bank, a broker or an investment fund), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States, or an FFI Agreement, or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, or an IGA, in either case to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a financial institution, the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. If our common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends and proceeds described above made to (i) a person (including an individual) that fails to comply with certain information requests or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement, unless such foreign financial institution is required by (and does comply with) applicable foreign law enacted in connection with an IGA. Each non-U.S. holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

THE SUMMARY OF MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us the respective number of shares of common stock set forth opposite its name below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares. Sandler O’Neill & Partners, L.P. is acting as the representative of the underwriters.

Name	Number of Shares
Sandler O’Neill & Partners, L.P.
D.A. Davidson & Co.
Raymond James & Associates, Inc.

Total

The underwriters are committed to purchase and pay for all such shares of common stock if any are purchased.

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus supplement, to purchase up to          additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock in proportion to their respective initial purchase amounts.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at the public offering price less a concession not in excess of $        per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $        per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Public offering price
Underwriting discount
Proceeds to us, before expenses

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $425,000 and are payable by us. We have agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with the offering, excluding certain fees and disbursements of underwriters’ counsel if the offering is consummated. The out-of-pocket legal expenses to be reimbursed by us to the underwriters on completion of the offering will not exceed $125,000.

The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

Lock-up Agreement. We, and each of our executive officers and directors, have agreed, subject to certain exceptions for a period of 180 days after the date of this prospectus supplement, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

Indemnity. We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq Global Market, may engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Listing. Our common stock is listed on the NASDAQ Global Market, under the ticker symbol “FFWM”.

Our Relationship with the Underwriters. From time to time, some of the underwriters and their respective affiliates have provided, and may continue to provide, investment banking services to us in the ordinary course of their respective businesses, and may receive compensation for such services. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Electronic Distribution. A prospectus and prospectus supplement in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters of their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus and prospectus supplement in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus supplement or the accompanying prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Directed Share Program. At our request, the underwriters have reserved for sale, at the public offering price, up to approximately 10% of the shares of our common stock being offered for sale by this prospectus supplement to certain of our executive officers and members of our Board of Directors and certain business associates, friends and family of our executive officers and Board of Directors through a directed share program. We will offer these shares to the extent permitted under applicable regulations in the United States and applicable jurisdictions. If these persons purchase shares pursuant to the directed share program it will reduce the number of shares available for sale to the general public. Any shares reserved under the directed share program that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus supplement. Shares purchased in the directed share program by our executive officers and members of our Board of Directors will be subject to the 180 day lock-up restrictions described above. Shares sold in the directed share program will be subject to an underwriting discount in the amount of 1.5% of the gross sales price of such shares. The underwriters will not be entitled to any additional commission with respect to shares of common stock sold pursuant to the directed share program.

Selling Restrictions. Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of our directors and officers and related persons have indicated interests in purchasing, in aggregate, the vast majority of our common stock offered pursuant to the directed share program. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to these persons, or these persons may determine to purchase more, less or no shares in this offering.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by the law firm of Sheppard, Mullin, Richter & Hampton, LLP, Costa Mesa, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Manatt, Phelps & Phillips, LLP, San Francisco, California.

EXPERTS

The financial statements of the Company and the report on the effectiveness of the Company’s internal control over financial reporting as included in our Annual Report on Form 10-K for the year ended December 31, 2014, are incorporated herein by reference in reliance on the report of Vavrinek, Trine, Day & Co., LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, any of those reports and any other documents we file with the SEC. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC also are available from the SEC’s internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file their reports with the SEC electronically.

This prospectus supplement is part of a registration statement that we filed with the SEC. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus, which form a part of the registration statement, do not contain all of the information that is included in the registration statement. The registration statement contains more information regarding us and our securities, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate” information that we file with the SEC in other documents into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring to any of those other documents that contain that information. Any information that we incorporate by reference into this prospectus supplement or the accompanying prospectus is considered part of this prospectus.

Information contained in this prospectus supplement and the accompanying prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus supplement automatically modifies and supersedes previously filed information, including information that has been incorporated by reference into this prospectus supplement from previously filed documents or reports, to the extent the new information differs from or is inconsistent with the old information. Any statement so modified will be deemed to constitute a part of this prospectus supplement only as so modified, and any statement so superseded will be deemed to have ceased to constitute a part of this prospectus supplement.

We incorporate by reference, as of their respective dates of filing, the documents listed below that we have filed with the SEC and any documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus supplement is a part, other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules:

•	Our Annual Report on Form 10-K and Annual Report on Form 10-K/A for the fiscal year ended December 31, 2014, as filed with the SEC on March 16, 2015 and August 3, 2015;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, as filed with the SEC on May 11, 2015;

•	Our Current Reports on Form 8-K, as filed with the SEC on March 3, 2015 and May 8, 2015; and

•	The description of our common stock contained in our Registration Statement on Form 10, as filed with the SEC on October 17, 2013, including any amendments or reports which updated such description and were filed with the SEC.

Nothing in this prospectus supplement shall be deemed to incorporate information furnished, but not filed, with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit.

Information in this prospectus supplement supersedes related information in the documents listed above and information in subsequently filed documents supersedes related information in both this prospectus supplement and the incorporated documents.

We will provide a copy of any document incorporated by reference into this prospectus supplement, and any exhibits to the registration statement of which this prospectus supplement is a part, to each person, including any beneficial owner of our shares, to whom a prospectus supplement is delivered, upon the written or oral request of such person. Requests should be made to:

Corporate Secretary

18101 Von Karman Avenue, Suite 700

Irvine, California 92612

(949) 202-4160

In order to ensure timely delivery of the documents incorporated by reference in this prospectus supplement, any request should be made no later than five business days prior to the date on which you plan to make a final investment decision. These filings and reports can also be found on our website, located at http://www.ff-inc.com, by following the links to “Investor Relations” and “SEC Filings.”

The information contained on our website does not constitute a part of this prospectus supplement.

$150,000,000

FIRST FOUNDATION INC.

Common Stock

This prospectus relates to shares of our Common Stock that we may offer and sell from time to time in one or more offerings up to a total dollar amount of $150,000,000.

This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide specific terms of the securities offered in a supplement to this prospectus. The prospectus supplement may also add, update or change information in this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated by reference or deemed to be incorporated by reference herein or therein, carefully before you make your investment decision.

This prospectus may not be used to offer or sell our securities unless accompanied by a prospectus supplement relating to the offered securities.

These securities may be sold directly by us, through dealers or agents designated from time to time, to or through underwriters or dealers or through a combination of these methods on a continuous or delayed basis. For additional information on the methods of sale, you should refer to the section entitled “PLAN OF DISTRIBUTION” in this prospectus. We will describe the plan of distribution for any particular offering of our securities in a prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any securities with respect to which this prospectus is being delivered, we will set forth in a prospectus supplement the names of such agents or underwriters and any applicable fees, commissions, discounts and over-allotment options. We will also set forth in a prospectus supplement the price of such securities and the net proceeds that we expect to receive from the sale of the securities.

Our common stock is traded on the NASDAQ Global Stock Market under the symbol “FFWM.” On June 30, 2015, the last reported per share sale price of our common stock was $19.50.

Please pay particular attention to and carefully consider risk factors and uncertainties described in, or incorporated by reference into, the section of this prospectus entitled “RISK FACTORS” beginning on page 4 of this prospectus and the risks and uncertainties described under any similar heading in any supplement to this prospectus or in the documents that we incorporate by reference into this prospectus or into any prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities agency, and no federal or state banking regulatory agency, has approved or disapproved the securities or determined whether this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares that are offered and sold pursuant to this prospectus are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of First Foundation, and the shares are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is July 1, 2015.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may from time to time offer and sell shares of our common stock in one or more offerings up to a total dollar amount of $150,000,000. Each time we sell any of our shares of common stock pursuant to this prospectus, we will, to the extent required by law, provide a prospectus supplement that will contain specific information about the terms of the offering.

This prospectus contains a general description of our common stock. We may, under certain circumstances, add to, update or change the information contained in this prospectus by means of one or more prospectus supplements. If there is any inconsistency between the information in the prospectus and, as applicable, any prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and any applicable prospectus supplement together with the additional information set forth in this prospectus under the headings “WHERE YOU CAN FIND MORE INFORMATION” and “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE”.

You should rely only on the information provided or incorporated by reference into this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell or soliciting an offer to buy shares of our common stock in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or, as applicable, any supplement to this prospectus, is accurate as of any date other than the date on the front of the document.

The registration statement that contains this prospectus, the exhibits to the registration statement and additional information about us and the securities offered under this prospectus. You can find the registration statement at the SEC’s website or at the SEC office mentioned in the section of this prospectus entitled “Where You Can Find More Information.”

Unless the context otherwise indicates, the terms “us,” “we” and the “Company” refer to First Foundation Inc.

ABOUT THE COMPANY

First Foundation Inc. is a California based financial services company that provides a comprehensive platform of personalized financial services primarily to high net-worth individuals and their families, family businesses and other affiliated organizations. We consider high net-worth individuals to be individuals with net worth, excluding their primary residences, of over $1.0 million. Our integrated platform provides investment management, wealth planning, consulting, trust and banking products and services to effectively and efficiently meet the financial needs of our clients. We have also established a lending platform that offers loans to individuals and entities that own and operate multifamily residential and commercial real estate properties. In addition, we provide business banking products and services to small to moderate-sized businesses and professional firms, and consumer banking products and services to individuals and families who would not be considered high net-worth.

As of March 31, 2015, we had $3.37 billion of assets under management, $1.47 billion of total assets, $1.27 billion of loans and $961 million of deposits. Our investment management, wealth planning, consulting, and trust services provide us with substantial, fee-based, recurring revenues, such that in the quarter ended March 31, 2015, our non-interest income represented 34% of our total revenues.

Through Our wholly owned subsidiaries, First Foundation Advisors, or FFA, and First Foundation Bank, or FFB, we offer a comprehensive platform of personalized financial services to high net-worth individuals and their families, family businesses and other affiliated organizations. Our integrated platform provides investment management, wealth planning, consulting, trust and banking products and services to effectively and efficiently meet the financial needs of our clients. Our strategy is focused on expanding our strong and stable client relationships by delivering high quality, coordinated investment management, wealth planning, consulting, trust and banking products and services. We are able to maintain a client-focused approach by recruiting and retaining experienced and qualified staff, including highly qualified relationship managers, private bankers and financial planners.

We intend to continue to grow our business by (i) cross-selling our services among our wealth management and banking clients; (ii) obtaining new client referrals from existing clients, attorney and accountant referral sources and through referral agreements with asset custodial firms; (iii) marketing our services directly to prospective new clients; (iv) adding experienced relationship managers and private bankers who may have established client relationships that we can serve; (v) establishing de novo wealth management offices in select markets, both within and outside our existing market areas; and (vi) making opportunistic acquisitions of complementary businesses.

We are registered as a bank holding company under the Bank Holding Company Act of 1956. As a bank holding company, we are subject to regulation and examination by the Board of Governors of the Federal Reserve System (or the Federal Reserve Board or FRB) and the Federal Reserve Bank of San Francisco (or the FRBSF) under delegated authority from the FRB. As an FDIC insured, California state chartered bank, FFB is subject to regulation and examination by the FDIC and the California Department of Business Oversight (or the DBO). FFB also is a member of the Federal Home Loan Bank of San Francisco (or FHLB), which provides it with a source of funds in the form of short-term and long-term borrowings. FFA is a registered investment adviser under the Investment Advisers Act of 1940, or Investment Advisers Act, and is subject to regulation by the Securities and Exchange Commission, or SEC, under that Act.

We were incorporated in California in 2006 to become the parent holding company of First Foundation Advisors (formerly named The Keller Group Investment Management Inc.) and to organize and operate, as a wholly-owned subsidiary, First Foundation Bank. First Foundation Advisors, which is our predecessor, commenced its operations in 1990 as a fee-based investment advisory company.

Corporate Information

Our principal executive office is located at 18101 Von Karman Avenue, Suite 700, Irvine, California 92612, where our telephone number is (949) 202-4160. Our website address is www.ff-inc.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and the uncertainties described in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K and any risk factors that are described in any subsequent Quarterly Reports on Form 10-Q that we file with the SEC, which are incorporated by reference in this prospectus, as well may be described in any prospectus supplement. For more information, see “WHERE YOU CAN FIND MORE INFORMATION” elsewhere in this prospectus. Our business, financial condition or results of operations could be materially adversely affected by, and the trading price of our securities could decline as a result of, any of these risks and uncertainties.

The risks and uncertainties we have described in information contained in our SEC reports that are incorporated into this prospectus by reference are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, financial condition or results of operations in the future.

This prospectus and the documents we incorporate by reference in this prospectus contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned elsewhere in this prospectus. For more information, see “SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION” and “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE” below.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement, and the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this prospectus, any accompanying prospectus supplement, or the documents incorporated by reference herein or therein, are forward looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar words are intended to identify estimates and forward-looking statements.

Our forward-looking statements are based on our current assumptions and expectations about future events and trends, which affect or may affect our business, strategy, operations or financial performance. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties and are made in light of information currently available to us. Many important factors may materially and adversely affect the results of our operations that are described in the forward-looking statements. You should read this prospectus, any accompanying prospectus supplement, and the documents we incorporate by reference herein or therein, completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. You should, however, review the factors and risks we describe in the reports we will file from to time to time with the SEC, after the date of this prospectus. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION.” Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the results and outcomes set forth in the forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

USE OF PROCEEDS

We intend to use the net proceeds we receive from sales of our securities pursuant to this prospectus and any prospectus supplement for working capital and other general corporate purposes. We may set forth additional information regarding the uses that we may make of proceeds from the sale of securities we offer pursuant to this prospectus in a prospectus supplement relating to the specific offering. We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion in the uses to be made of the net proceeds.

THE SECURITIES WE MAY OFFER

We may offer and sell a total dollar amount of $150,000,000 of shares of our common stock, from time to time, in one or more offerings.

Set forth below is a general description of our shares of common stock. Each time we sell any shares of our common stock by means of this prospectus, we will, to the extent required by law, provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information in this prospectus. For more information, see “ABOUT THIS PROSPECTUS” earlier in this prospectus.

DESCRIPTION OF CAPITAL STOCK

First Foundation is a California corporation. Its authorized capital stock consists of 20,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of June 30, 2015, a total of 8,164,188 shares of First Foundation’s common stock were issued and outstanding, which were held by approximately 1,500 shareholders of record, and no shares of preferred stock had been issued and none are outstanding.

The following is a summary description of the material features of First Foundation’s capital stock. This description does not purport to be complete and is qualified in its entirety by reference to First Foundation’s Articles of Incorporation, as amended to date, and its amended and restated Bylaws, copies of which are attached as exhibits to from reports that the Company previously filed with the SEC. Copies of these documents can be obtained from the SEC and upon request to the Company. See “WHERE YOU CAN FIND MORE INFORMATION” and “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE” in this prospectus below.

Common Stock

Voting Rights. Holders of First Foundation common stock are entitled to one vote per share on all matters to be voted upon by shareholders, except that if any shareholder in attendance at a meeting of shareholders at which directors are to be elected announces, prior to the voting, an intention to cumulate votes in the election of directors, then all shareholders will be entitled to cumulate votes in that election. In an election of directors held by cumulative voting, each shareholder is entitled to cast a number of votes that is equal to the number of directors to be elected at the meeting, multiplied by the number of shares that the shareholder is entitled to vote at the meeting, and to cast all of those votes for a single nominee or to distribute those votes among any number or all of the nominees in such proportions as the shareholder may choose.

Dividend Rights. Subject to applicable law and any preferences to which the holders of shares of preferred stock that may be outstanding, if any, would be entitled, the holders of common stock are entitled to receive such lawful dividends if, as and when declared by the board of directors.

Legal Restrictions on the Payment of Cash Dividends. California law imposes restrictions on the payment of cash dividends by California corporations such as First Foundation. Moreover, as a bank holding company, First Foundation is required to be a source of financial strength for its bank subsidiary and, therefore, it will not be permitted to pay dividends if, in the view of its primary federal banking regulator, the Federal Reserve Board, doing so would weaken First Foundation’s financial condition or capital resources. In addition, cash dividends from FFB and First Foundation Advisors will constitute the principal sources of cash available to First Foundation to pay dividends to shareholders in the future. However, there also are statutory and regulatory restrictions on their ability to pay cash dividends to First Foundation. Therefore, dividend payment restrictions on FFB and First Foundation Advisors may limit the amount of cash that First Foundation will have to pay dividends to shareholders. For additional information regarding the legal and regulatory restrictions on the payment of cash dividends by First Foundation and its subsidiaries, see “Dividend Policy and Restrictions on the Payment of Dividends” which, by this reference, is incorporated into this prospectus from Item 5 of our Annual Report on Form 10-K for our fiscal year ended December 31, 2014, which we filed with the SEC on March 16, 2015.

Rights upon Dissolution. In the event of liquidation, dissolution or winding up of First Foundation, subject to the rights of the holders of the then outstanding shares of preferred stock, if any, the holders of First Foundation’s common stock will be entitled to receive all of the assets of First Foundation remaining after satisfaction of all its liabilities and the payment of any liquidation preference of any outstanding preferred stock. There are no redemption or sinking fund provisions applicable to the common stock.

Other than the rights described above, the holders of common stock have no preemptive, subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of any then outstanding series of preferred stock which First Foundation may issue in the future.

Preferred Stock

First Foundation’s board of directors has the authority, without further action by the shareholders, to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences and privileges of such shares, including voting rights, dividend rights, terms of redemption, redemption prices, liquidation preference and number of shares constituting and the designation of any series of preferred stock. The availability of shares of preferred stock for future issuance by action of First Foundation’s board of directors is intended to provide First Foundation with the flexibility to take advantage of opportunities to raise additional capital through the issuance of shares that address competitive conditions in the securities markets. The rights of the holders of First Foundation’s common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that First Foundation may issue in the future. Although First Foundation presently has no plans to do so, the board of directors, without shareholder approval, may issue preferred stock with voting or conversion rights which could adversely affect the voting power of the holders of First Foundation’s common stock. This provision may be deemed to have a potential anti-takeover effect, because the issuance of such preferred stock may delay or prevent a change of control of First Foundation. Furthermore, shares of preferred stock, if any are issued, may have other rights, including economic rights, senior to First Foundation’s common stock, and, as a result, the issuance of preferred stock could reduce the market prices of First Foundation’s common stock.

Options and Restricted Stock

As of June 30, 2015, options to purchase a total of 1,381,058 shares of our common stock were outstanding, and 41,773 shares of restricted stock units were outstanding but unvested. As of that same date, 236,948 shares of our common stock remained available for future grants of equity incentives under our Equity Incentive Plans.

Antitakeover Provisions of California Law

We are subject to the provisions of Section 1203 of the California General Corporation Law (or CGCL), which contains provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control in which our shareholders could receive a premium for their shares or other changes in our management. First, if an “interested person” makes an offer to purchase the shares of some or all of our existing shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested person” if the person directly or indirectly controls our company, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our officers or directors holds a material financial interest. If, after receiving an offer from such an “interested person”, we receive a subsequent offer from a neutral third party, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the “interested person” offer.

We are also subject to other provisions of the CGCL, which include voting requirements that may also have the effect of deterring hostile takeovers, disposing of our assets or delaying or preventing changes in control or our management. Under Section 1101 of the CGCL, if a single entity or constituent corporation owns more than 50% but less than 90% of the outstanding shares of any class of our capital stock and attempts to merge our Company into itself or other constituent corporation, the Company’s non-redeemable securities may only be exchanged for non-redeemable securities of the surviving entity, unless all of our shareholders consent to the transaction or the terms of the transaction are approved and determined to be fair by the California Department of Business Oversight (or DBO). Section 1001(d) of the CGCL provides that any proposed sale or disposition of all or substantially all of our assets to any other corporation that we are controlled by or under common control with must be consented to by our shareholders holding at least 90% of the outstanding shares of our capital stock or approved and determined fair by the DBO. Sections 1101 and 1001 of the CGCL could make it significantly more difficult for a third-party to acquire control of our Company by preventing a possible acquirer from cashing out minority shareholders or selling substantially all of our assets to a related party and therefore could discourage a hostile bid, or delay, prevent or deter entirely a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of us or other changes in our management.

Antitakeover Provisions of our Articles of Incorporation and Amended and Restated Bylaws

Certain provisions of our articles of incorporation, as amended, and our amended and restated bylaws highlighted below may have anti-takeover effects and may delay, prevent or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management. Among other things, our articles of incorporation and amended and restated bylaws:

•	enable our Board of Directors to issue “blank check” preferred stock up to the authorized amount, with such preferences, limitations and relative rights, including voting rights, as may be determined from time to time by the Board;

•	enable our Board of Directors to fill vacant directorships except for vacancies created by the removal of a director;

•	enable our Board of Directors to amend our bylaws without shareholder approval subject to certain exceptions; and

•	establish an advance notice procedure with regard to the matters that may be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors.

In addition, the corporate laws and regulations applicable to us enable our Board of Directors to issue, from time to time and at its discretion, but subject to applicable listing rules of the NASDAQ Stock Market, any authorized but unissued shares of our common stock or preferred stock. The ability of our Board of Directors to issue authorized but unissued shares of our common stock or preferred stock at its sole discretion may enable our Board to sell shares to individuals or groups who the Board perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization. In addition, the ability of our Board of Directors to issue authorized but unissued shares of our capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.

NASDAQ Global Market Listing

Our common stock is listed and traded on the NASDAQ Global Stock Market under the symbol “FFWM”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc. Its address is 1717 Arch Street, Suite 1300, Philadelphia, PA 19103 and its telephone number is (800) 733-1121.

PLAN OF DISTRIBUTION

We may sell our securities by means of this prospectus, on any applicable prospectus supplement in any manner permitted by the Securities Act of 1933, as amended, or the Securities Act, including any one or more of the following ways:

•	through agents;

•	to or through underwriters;

•	to or through broker-dealers (acting as agent or principal);

•	in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise; and/or

•	directly to purchasers, including through a specific bidding or auction process.

The securities may be sold at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices.

Offers to purchase securities offered hereby, or the offered securities, may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of any of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to those agents will be set forth, in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the offered securities so offered and sold.

We will set forth in a prospectus supplement the terms of each offering of our securities, including:

•	the name or names of any agents, underwriters or dealers;

•	the purchase price at which our securities are being offered and the expected proceeds we will receive from the sale of the securities;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and commissions and other items constituting agents’ or underwriters’ compensation;

•	the public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

If any of the offered securities are sold to the public by means of an underwritten offering, either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters participating in any such syndicate, will be set forth in the applicable prospectus supplement. In addition, the terms of sale, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement, which the underwriters may use to make resales of those offered securities. If we sell any of the offered securities in firm commitment underwritten offering, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions by the underwriters, including:

•	transactions on the NASDAQ Global Market or any other organized market where the securities may be traded;

•	in the over-the-counter market;

•	in negotiated transactions; or

•	under delayed delivery contracts or other contractual commitments.

We may grant to the underwriters options to purchase additional offered securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions, as may be set forth in the applicable prospectus supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the applicable prospectus supplement.

We may authorize agents or underwriters to solicit offers from certain types of institutional investors to purchase securities from us at the offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

We may indemnify agents, underwriters and dealers against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. Agents, underwriters or dealers, or their respective affiliates, may be customers of, engage in transactions with, or perform services for us or our respective affiliates in the ordinary course of business.

Shares of our common stock that we may offer hereby will be listed for trading on the NASDAQ Global Market. However, if we offer for sale any other class or series of securities pursuant hereto, then, unless otherwise stated in the prospectus supplement for that offering, those securities will constitute a new issue of our securities with no established trading market. We may elect to list any other class or series of securities we offer by means of this prospectus (as may be supplemented by a prospectus supplement) on any exchange and, in the case of our common stock, on any additional exchange. However, unless otherwise specified in the applicable prospectus supplement, we will not be obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the offered securities.

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotments involve sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.

To comply with the securities laws of certain states, if applicable, the securities offered by this prospectus will be offered and sold in those states only through registered or licensed brokers or dealers.

In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker/dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

The validity of the shares of our common stock offered pursuant to this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The consolidated financial statements of First Foundation appearing in its Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of First Foundation’s internal control over financial reporting as of December 31, 2014, have been audited by Vavrinek, Trine, Day & Co., LLP, an independent registered public accounting firm, as set forth in their reports thereon, included in that Annual Report, and incorporated herein by this reference. Those consolidated financial statements are incorporated herein by this reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, any of those reports and any other documents we file with the SEC. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC also are available from the SEC’s internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file their reports with the SEC electronically.

This prospectus is part of a registration statement that we filed with the SEC. As permitted by SEC rules, this prospectus and any accompanying prospectus supplement that we may file, which form a part of the registration statement, do not contain all of the information that is included in the registration statement. The registration statement contains more information regarding us and our securities, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate” information that we file with the SEC in other documents into this prospectus and any prospectus supplement. This means that we can disclose important information to you by referring to any of those other documents that contain that information. Any information that we incorporate by reference into this prospectus or any prospectus supplement is considered part of this prospectus.

Information contained in this prospectus and in any prospectus supplement and information that we file with the SEC in the future and incorporate by reference in this prospectus or any prospectus supplement automatically modifies and supersedes previously filed information, including information that has been incorporated by reference into this prospectus or any applicable prospectus summary from previously filed documents or reports, to the extent the new information differs from or is inconsistent with the old information. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed to have ceased to constitute a part of this prospectus.

We incorporate by reference, as of their respective dates of filing, the documents listed below that we have filed with the SEC and any documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part, other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC on March 16, 2015;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, as filed with the SEC on May 11, 2015;

•	First Foundation’s Current Report on Form 8-K filed with the SEC on May 8, 2015 to report the appointment of a new president for FFB;

•	The description of First Foundation’s common stock contained in First Foundation’s Registration Statement on Form 10 filed with the SEC on October 17, 2013, including any amendments or reports which updated such description and were filed with the SEC; and

Nothing in this prospectus shall be deemed to incorporate information furnished, but not filed, with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit.

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Information in this prospectus supersedes related information in the documents listed above and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.

We will provide a copy of any document incorporated by reference into this prospectus, or into any applicable prospectus supplement, and any exhibits to the registration statement of which this prospectus is a part to each person, including any beneficial owner of our shares, to whom a prospectus is delivered, upon the written or oral request of such person. Requests should be made to:

Corporate Secretary

18101 Von Karman Avenue, Suite 700

Irvine, California 92612

(949) 202-4160

In order to ensure timely delivery of the documents incorporated by reference in this prospectus, any request should be made no later than five business days prior to the date on which you plan to make a final investment decision. These filings and reports can also be found on our website, located at http://www.ff-inc.com, by following the links to “Investor Relations” and “SEC Filings.”

The information contained on our website does not constitute a part of this prospectus.

             Shares

Common Stock

PROSPECTUS SUPPLEMENT

(To the Prospectus dated July 1, 2015)

August    , 2015